Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Management Board and Supervisory Board of Allianz Aktiengesellschaft:

We consent to the use of our report dated April 19, 2005, except for Note 3 which is as of December 12, 2005 with respect to the consolidated balance sheets of Allianz Aktiengesellschaft and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated income statements, consolidated statements of changes in shareholders’ equity and consolidated cash flow statements for each of the years in the three-year period ended December 31, 2004, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the retroactive application of new and revised International Financial Reporting Standards effective January 1, 2005.

KPMG Deutsche Treuhand-Gesellschaft

Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Munich, Germany

December 22, 2005